

afocusedpath.com

Founder:

Roderick DeBerry

Business Overview



Social nfx

"It takes a Village to Educate a Child"





Data nfx

"The Village" of Extended Family, Friends, Teachers and Mentoring Organizations are there to help and follow Student's Educational Progress by being able to view Report Cards using our application





Team

- Current Team:
  - Roderick DeBerry/CEO
  - Vinod Kurmar/Acting CTO

- Hire Appropriate team that's expected of software platform

Market Opportunity

"Bottom Up" Approach

- ## Who wants to Monitor/View this information?
    - Family Members(Grandparents, Aunts, Uncles, etc…)
    - Close Family Friends (God Parents)
    - Mentoring Organizations
    - Fraternities and Sororities
    - Sport Teams (Coaches)
    - Non-Profit and Religious Organizations
    - After School Programs
    - Parents

Parent’s View

afocusEDUpath
Dashboard
Students
Villagers
John Smith
STUDENT LIST > JANE DOE
JANE DOE
3 GRADE
7 AGE
Baltimore CITY
BISHOP COTTON PRIMARY SCHOOL
Baltimore, Maryland 04032
REPORTING PERIOD 1
+ NEW
UPLOAD MARKSHEET
SUBJECT | GRADE | GOAL | CPA/ GPA | CONDUCT | TEACHER
ENGLISH Communication | B | B+ | 3.5 | Good | Sarah Stanley
ENGLISH Liberal Arts | B | A+ | 3.5 | Good | James William
MATH | B | A+ | 3.5 | Excellent | Sarah Stanley
SCIENCE Chemistry | C | B+ | 3.5 | Good | Alex Babol
LANG French | C | B+ | 3.5 | Good | Jorn Jatun
Add Subject
+ Add Note
+ Add Photos
SAVE
SHARE WITH ALL VILLAGERS
JANE DOE's TIMELINE
1
GRADE 1
2016 - 17
GRADE 2
2017 - 18
GRADE 3
Currently Pursuing
+ Add Grade

Organization Dashboard View



afocusEDUpath
INFINITY POINT
Dashboard
Students
Villagers
John Smith
3.45 20%
AVERAGE GPA
3.85 20%
ENGLISH - HIGHEST
1.08 10%
BIOLOGY - LOWEST
575 20%
STUDENTS
3,215 11.50%
ACTIVE VILLAGERS
102 9%
REPRESENTATIVES
35 20%
LOCATIONS
+ Add Widget
Location
State
No. of Students
Avg. GPA
Clarkside Kentucky 16 2.8
Clevelandville Oklahoma 20 2.0
Clinton Estate Kentucky 10 3.2
Fayette River Area Kentucky 8 3.7
Jefferson Indianna 22 2.6
East Riverside Indianna 15 3.5
« 1 2 3 4 5 6 »
Location wise performance
High Performing
Low Performing
Location Students Avg. GPA
Clarkside 16 2.8
Clevelandville 20 2.0
Clinton Estate 10 3.2
Fayette River Area 8 3.7
Jefferson 22 2.6
Ethnicity Stats
43.5% Ethnicity 1
21.5% Ethnicity 3
28.5% Ethnicity 2
9.5% Ethnicity 4
Gender-wise Stats
34% Girls enrolled
66% Boys enrolled
Target Vs Goal
275 Students On Target
48% reached goal GPA
300 Students Below target

Village View

afocusEDUpath
Dashboard
Students
Villagers
John Smith
STUDENT LIST
ADD NEW STUDENT
Student Profile Creation
STUDENT INFO
SCHOOL & SUBJECTS
VILLAGERS
Add Villagers
Villagers List
DM
FAMILY
FRIENDS
NGO
<< Back
FINISH

Pipeline

- Shelby County Schools PreK – 3rd Grades 2,500

- Church Development Network 3rd – 12th Grades - 3,000

- Arise2Read 2nd Grade - 2,400

- First 8 Memphis/Porter-Leath PreK – K -6,500

- City of Memphis/Shelby County Gov PreK – 7,000

- AKA Sorority 6th – 12th Grades – 1,200

- Potentially 22,600 Students and 113,000+ Villagers

Business Model

- Annual Subscription Model (Family/Organizations)

- Targeted Advertising Model

- Affiliate Marketing

Let's Compare

Social Networking

- Facebook
- PowerSchool
- Destiny One
- Over 20 Others

- We are a Combination of Social Media and Networking applied to education.

Career Planning

- College-on-track
- Tech4Learning

- We start much Earlier Collecting Data and encouraging Family/Community Participation

Barriers to Entry

- User Network

- Team members' Experience and Expertise

Financial Projections

Investments to Date (not including founder): $43,000.00

Personal Investment: $40,000.00

Post Funding	Past	Year 1	Year 2	Year 3
Revenue	$40,000	$1,800,000	$5,600,000	$13,300,000
Expenses	$60,000	$2,066,000	$2,390,000	$2,629,000
Net	($20,000)	($266,000)	$3,210,000 Breakeven and Profitability	$10,671,000

*These projections are not guaranteed

Use of Proceeds – Scale Up

- – Create a since of Urgency
- – Master our Traffic and Sales flow
- – Develop App for IOS and Android
- – National Appeal



Roderick DeBerry

Founder/CEO

redberry@afocusedpath.com